UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

FXCM INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

302693106
(CUSIP Number of Class of Securities)

William Fox
Executive Vice President and Chief Financial Officer
Lehman Brothers Holdings Inc.
1271 Avenue of the Americas
New York, NY 10020
(646) 285-9000

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications)

January 31, 2012
(Date of Event which required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302693106

1.	NAME OF REPORTING PERSON Lehman Brothers Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,889,997 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,889,997 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,889,997 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (2)
14.	TYPE OF REPORTING PERSON: HC/CO

(1)
Other than these shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), of FXCM Inc. (the “Issuer”) , Lehman Brothers Holdings Inc. (the “Reporting Person”) is unable to confirm whether or not it is the beneficial owner of any additional shares of Class A Common Stock that may or may not be actually owned by any of the Reporting Person’s affiliates.  On September 15, 2008, the Reporting Person, and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555.  On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act of 1970, as amended (“SIPA”) commenced a proceeding against Lehman Brothers Inc. (“LBI”) in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman

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Brothers Inc., Case No. 08-CIV-8119 (GEL).  On September 19, 2008, the District Court entered the Order Commencing Liquidation (“LBI Liquidation Order”) pursuant to the provisions of SIPA.  The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

The Reporting Person is unable to provide information on its beneficial ownership, if any, of the Class A Common Stock (other than the shares of Class A Common Stock reported herein) primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of the Reporting Person’s European and Asian businesses, which have resulted in significant portions of the Reporting Person’s securities trading records and systems being unavailable to, and non-accessible by, the Reporting Person, and (2) the sale since September 15, 2008 of significant businesses comprising the Reporting Person’s historical business (the “Sale”).  As a result of the Sale, and actions taken by certain creditors with respect to securities that had been pledged by the Reporting Person, or its affiliates, as collateral to those creditors, the Reporting Person cannot compile an accurate accounting of securities held.  The Reporting Person is currently engaged in an expensive and time consuming process to reconcile discrepancies in information the Reporting Person has with respect to security holdings.  Even with continued significant efforts and expense, the Reporting Person may not be able to provide a record of securities held.

(2)
Based on 15,368,028 shares of Class A Common Stock outstanding as of November 14, 2011 as reported on the Form 10-Q for the quarter ended September 30, 2011 and 4,889,997 shares of Class A Common Stock that were issued to the Reporting Person upon its exchange of its Units (the “Holdings Units”) of FXCM Holdings LLC (“Holdings”) on January 31, 2012.

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This Amendment No. 1 (this “Amendment No. 1”) amends the statement on Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on January 26, 2012 (the “Schedule 13D”), and is being filed by the Reporting Person with respect to the Class A Common Stock.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is supplemented as follows:

On January 31, 2012, the Reporting Person exchanged 4,889,997 Holdings Units (which represent all Holdings Units owned by the Reporting Person) for shares of Class A Common Stock of the Issuer on a one−for−one basis (the “Exchange”) pursuant to the Exchange Agreement entered into on December 1, 2010, by and among non-management members of Holdings.

As a result of the Exchange, the Reporting Person acquired direct actual ownership of 4,889,997 shares of Class A Common Stock on January 31, 2012.

ITEM 4.        PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is supplemented as follows:

The information set forth under Item 3 is hereby incorporated by reference.

The Class A Common Stock owned by the Reporting Person were acquired for investment purposes. The Reporting Person evaluates its investment in the Issuer on an ongoing basis.  The Reporting Person intends from time to time to sell the shares of Class A Common Stock in public, private or other transactions at such times and prices as the Reporting Person deems appropriate in light of and subject to (A) the price levels of the Class A Common Stock, securities market conditions, industry and general economic conditions, and the Issuer’s business, operations, financial condition, operating results, competitive position and prospects, (B) investment and trading policies of the Reporting Person and its liquidity objectives considering that the Reporting Person has filed voluntary petitions for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555) and the Plan, upon the effective date thereof, and (C) other relevant factors.  The Reporting Person reserves the right to change its plans at any time as it deems appropriate in light of changing circumstances.

Except as otherwise described herein, neither the Reporting Person nor the persons listed on Appendix A of the Schedule 13D have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

(a)	See Items 11 and 13 of the cover page for the Reporting Person.

(b)	See Items 7 through 9 of the cover page for the Reporting Person.

(c)	The information set forth under Item 3 is hereby incorporated by reference.

(d)
Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Appendix A of the Schedule 13D knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Person.

(e)	Not Applicable.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ William J. Fox
	Name:	William J. Fox
	Title:	Executive Vice President and Chief Financial Officer

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